Exhibit 99.1

Chairman’s Letter and Notice of Meeting Annual General Meeting Rotterdam 12 May 2004

Meeting everyday needs of people everywhere

Weena 455, P.O. Box 760, 3000 DK Rotterdam, the Netherlands

To: Holders of Ordinary and Preference shares in Unilever N.V. (including holders of depositary receipts)	26 March 2004

Dear Shareholder,

It is my great pleasure to enclose the documentation for the Annual General Meeting of Shareholders of Unilever N.V. to be held on Wednesday 12 May 2004 at 10.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam, the Netherlands.

In the past year we again achieved substantial savings, allowing us to invest more in our leading brands. Operating margins also improved and debt has been reduced further. Our net interest cost and tax charges were again lower. All these factors once more resulted in low double digit growth in earnings per share (BEIA).

We achieved this despite the fact that 2003 was undeniably a difficult year, and one in which our leading brands grew less than we had planned. We have meanwhile taken steps to improve the disappointing performances of a few specific activities such as Slim•Fast and prestige perfumes.

Included with this letter is your copy of the Unilever Annual Review 2003, which contains a concise summary of all the essential information on our performance in 2003. For those shareholders who have requested it, the Unilever Annual Report & Accounts and Form 20-F 2003 is also enclosed. This comprehensive document meets all statutory and compliance requirements in the Netherlands, the United Kingdom and the United States of America. The above documents are also accessible on the Unilever website at www.unilever.com/investorcentre as from 26 March 2004.

At last year’s meeting we proposed to review our corporate governance in the light of emerging best practice in the Netherlands, the United Kingdom and the United States of America. Unilever has always aspired to the highest governance standards and I believe we are well regarded for the effectiveness and transparency of our governance arrangements. In conducting our review we have sought to develop our practices whilst retaining those features necessary for the proper functioning of our structure. The most significant change in our governance that we propose to this Meeting is to restructure our Board.

A vital factor in the arrangements between Unilever N.V. (‘NV’) and Unilever PLC (‘PLC’) is that they have the same directors. For a long time the concept of the non-executive director was not a standard feature of corporate governance in the Netherlands and the supervisory board, which is the norm in the Netherlands, is unknown in the United Kingdom. In consequence, Unilever has for many years had a panel of Advisory Directors who have provided a strong independent element within the Boards of NV and PLC and have performed many of the functions of non-executive or supervisory directors. Their position is provided for in the Articles of Association of both companies.

Following our review over the last year of our governance arrangements, we propose that both NV and PLC will henceforth include in their governance structures a one-tier board, comprising both Executive Directors and Non-Executive Directors, replacing the Advisory Directors. This change has become feasible because, in the light of developments in this area in the Netherlands, it is now both possible and practicable to incorporate such a one-tier board in the Articles of Association of NV. I am delighted to confirm that all our current Advisory Directors, with the exception of Senator George Mitchell who is retiring, are putting themselves forward for election as Non-Executive Directors to the Boards of NV and PLC, each of which will continue to be structured in the same format as the other.

A second important change in our corporate governance arrangements is of specific importance for the shareholders of NV. It relates to the proposal to abandon the position, originally taken up in 1927, in accordance with the law applicable in that year, that binding nominations for the appointment of Directors cannot be overruled by shareholders. We propose to adopt the existing Dutch statutory regulations, which stipulate that the shareholders’ meeting may overrule binding nominations for the appointment of directors by a majority of two-thirds of the votes cast, provided that such votes represent more than one-half of the issued capital. As a result NV’s Articles of Association will also be in conformity with the provision that applies in PLC’s Articles of Association, so that the two parent companies will be aligned with each other in this respect as well.

Unilever N.V.
Weena 455, P.O. Box 760, 3000 DK Rotterdam, the Netherlands

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Weena 455, P.O. Box 760, 3000 DK Rotterdam, the Netherlands

As certain changes to our Articles of Association are necessary to implement this new Board structure, we are also taking the opportunity to make other changes to our Articles to bring them further in line with best practice. An explanation of our proposals is set out in this document.

At the Meeting we would also like to discuss with you in general terms the way in which Unilever will apply the Dutch Corporate Governance Code. Unilever will be able to comply with the Code to a substantial extent. Given our structure of two parent companies and a number of stock exchange listings, we will have to depart in some respects from the provisions laid down in the Code. As from the 2004 financial year onwards, we will disclose in our Annual Report & Accounts our compliance with the Dutch Code. We will also mention any provisions that we do not apply and give the reasons why. We are confident that, where this occurs, we will be able to provide an explanation from any departures from the Dutch Code.

As you may know, as per 30 September this year Niall FitzGerald shall retire as Chairman of Unilever PLC. He will be succeeded by Patrick Cescau, who is now Foods Director. I would like to take the opportunity to thank Niall FitzGerald for the very great contribution he has made to the success of our company. I wish Patrick Cescau all the best as Chairman of Unilever PLC.

I look forward to seeing many of you on 12 May and to having the opportunity to discuss Unilever’s performance last year and the other subjects that are on the agenda. We believe that it is in the interest of the Company and all those concerned that our shareholders attend our meetings and vote on their shares, either in person or by proxy. A voting instruction form is enclosed for those of you who are registered shareholders or who participate in the Shareholders Communication Channel in the Netherlands and who are not able to attend the Meeting but would still like to vote on the items on the agenda.

Unilever N.V.
Weena 455, P.O. Box 760, 3000 DK Rotterdam, the Netherlands

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Unilever N.V. Notice of Annual General Meeting 2004

The Annual General Meeting of Shareholders is to be held on Wednesday 12 May 2004 at 10.30 am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam.

Agenda

1	Consideration of the Annual Report for the 2003 financial year submitted by the Board of Directors and the report of the Remuneration Committee.*

2	Adoption of the Annual Accounts and appropriation of the profit for the 2003 financial year.

3	Discharge of the members of the Board of Directors.

4	Corporate Governance and alterations to the Articles of Association.

5	Appointment of Executive Directors.

6	Appointment of Non-Executive Directors.

7	Remuneration of Non-Executive Directors.

8	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2004 financial year.

9	Designation, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.

10	Authorisation, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, of the Board of Directors to purchase shares in the Company and depositary receipts therefor.

11	Authorisation, in accordance with Article 119 of Book 2 of the Netherlands Civil Code, of the Board of Directors to determine a Registration Time for the exercise of the rights to attend the general meeting and to vote thereat.

12	Questions.

* The annual accounts of Unilever N.V. for the 2003 financial year within the meaning of article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out on pages 56 to 70 (pages 54 to 68 in the English version) and the financial statements set out on the pages 75 to 128 (pages 73 to 125 in the English version) and pages 134 to 150 (pages 131 to 147 in the English version) of the Unilever Annual Report & Accounts and Form 20-F 2003. The Unilever Annual Report & Accounts and Form 20-F 2003, which includes the information to be provided in accordance with Article 392, para. 1, of Book 2 of the Netherlands Civil Code, is available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

The Unilever Annual Report & Accounts and Form 20-F 2003 is also available at http://www.unilever.com/ investorcentre as from 26 March 2004.

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Proposals by the Board of Directors

Agenda item 2
It is proposed that:

a)	the Annual Accounts for 2003 drawn up by the Board of Directors be adopted;
b)	the profit for the 2003 financial year be appropriated for addition to the balance-sheet item 'Profit retained': €722,488,244
c)	the remaining profit for the 2003 financial year be distributed to shareholders as follows: for dividends on the preference shares: €27,431,380 for dividends on the ordinary shares: €962,346,358

Agenda item 3
It is proposed that the members of the Board of Directors be discharged for their management and the policy they pursued during the 2003 financial year.

Agenda item 4
Dutch Corporate Governance Code
At the Meeting we would like to discuss with our shareholders in general terms the way in which Unilever will apply the Dutch Corporate Governance Code. Unilever will be able to comply with the Code to a substantial extent. Given our structure, with two parent companies and a number of stock exchange listings, we will have to depart in some respects from the provisions laid down in the Code. Areas in which we do not comply with the Code include the following:

a)	Shares granted to executive directors (best practice provision II.2.3)
The Dutch Code advocates that shares granted to executive directors without financial consideration shall be retained for a period of at least five years.
In 2001 we introduced a new remuneration policy which requires Directors to build a personal shareholding in Unilever equal to at least 150% of their annual base pay, which holding they are supposed to retain until termination of their tenure. Although this arrangement is not literally the same as the one described as best practice by the Dutch Code, we feel that it is fully in line with its spirit.
b)	Chairman/CEO of a one-tier board (best practice provision III.8.1)
In a one-tier management structure the chairman of the board should, according to the Dutch Code, not be an executive director.
NV and PLC are separate legal entities, each subject to their own national traditions and practices and each with responsibilities to different sets of shareholders.
Consequently, Unilever has, since its inception, adopted the principle that the most senior roles in NV and PLC are shared and not concentrated in one person. This philosophy is reflected in the form of two people who each combine the roles of Chairman and Chief Executive and who meet regularly for joint decision-making. This carefully balanced arrangement has served Unilever very well for many years and the Boards believe that separating these two roles would only introduce undesirable and unnecessary complexity. Following the adoption of the proposals (agenda item 6), the Non-Executive Directors will appoint a Non-Executive Director as Senior Independent Director to act as their spokesman.

c)	Composition of the Nomination Committee (best practice provision III.8.3)
The Dutch Code stipulates that the Nomination Committee should only comprise non-executive directors.
In their role as Chairmen of NV and PLC, the Chairmen are members of the Nomination Committee. The majority of the Nomination Committee comprises independent Non-Executive Directors. Thus, the responsibility for identifying candidates to fill board vacancies is entrusted to a group composed of both Executive and Non-Executive Directors, with the latter in the majority. It is felt that the in-depth knowledge that the two Chairmen/CEOs possess of the business and the available pool of management talent makes them indispensable for a proper functioning of the Nomination Committee.
d)	Binding nominations (best practice provision IV.1.1)
The Dutch Code recommends that shareholders can overrule binding nominations for the appointment of directors by a simple majority of votes, ultimately regardless of the proportion of the capital represented at a shareholders’ meeting.
Unity of management is essential to Unilever’s constitution and is achieved through having the same Directors on the Boards of NV and PLC. Appointments to the Boards are therefore made on the basis of binding nominations, drawn up by the Nomination Committee. The interests of shareholders are protected because all the Directors submit themselves for election every year and shareholders can remove each or all of them by a simple majority vote. Thus, as a practical matter, the Board cannot perpetuate itself contrary to the will of the shareholders.
Until now, it has not been possible for our shareholders to overrule binding nominations for the appointment of Directors of NV. It will be proposed to this Meeting (agenda item 4) to alter the Articles of Association of NV in order to provide that a nomination for the appointment of a Director can be overruled by the shareholders meeting if so decided by a two-thirds majority of the votes cast representing more than one-half of the issued capital. Thus, NV will give up a feature which has been embedded in its governance since 1927 and which was based on the Netherlands Civil Code applicable in that year, and the nomination arrangements of NV and PLC will thereby be further aligned.
e)	Financing preference shares (best practice provision IV.1.2)
The voting rights on our 4%, 6% and 7% preference shares are based on the nominal value of these shares, as is provided by mandatory Dutch law. The Dutch Code advocates that the voting rights on these classes of shares, in any event when they are newly issued, should be based on their economic value rather than on their nominal value. In the case of these preference shares this would result in a reduction of the voting rights attached to these shares. Unilever cannot reduce these voting rights unilaterally. The Dutch Code contains a recommendation to the legislator and we will await its response.

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f)	Depositary receipts (Principle IV.2 and related best practice provisions)
The Dutch Code states that depositary receipts for shares are a means of preventing a (chance) minority of shareholders from controlling the decision-making process as a result of absenteeism at a general meeting of shareholders. Our trust office, Nedamtrust, does issue proxies in all circumstances and without limitation to the holders of depositary receipts who so request, and was indeed one of the first trust offices in the Netherlands to do so. We will further facilitate voting by holders of Nedamtrust certificates. As of this year’s Meeting, all holders of a Nedamtrust certificate or their representatives who attend the meeting will automatically receive a proxy to vote in respect of the underlying shares. In so far as no proxy is granted, Nedamtrust exercises the voting rights attaching to the underlying shares, which it does in such a way as it deems to be in the interests of the holders of the Nedamtrust certificates. Nedamtrust is not controlled by Unilever in any way.
The arrangements of our trust office do not comply in all respects with the Dutch Code. As Nedamtrust is a limited liability company (‘naamloze vennootschap’) and not a foundation, its directors are not appointed by means of co-optation, as the Dutch Code recommends, but by its shareholders. Nedamtrust does not generally hold meetings of holders of depositary receipts and there are no rules relating to the influence of holders of depositary receipts on the composition of Nedamtrust’s board. We are in discussion with Nedamtrust to review their arrangements and we currently anticipate that certain changes will be presented to the holders of Nedamtrust certificates in 2005.

The Annual Report for the 2003 financial year contains a comprehensive statement on the corporate governance arrangements of Unilever, the control of Unilever and the Remuneration Report of the Remuneration Committee. These statements describe Unilever’s corporate governance arrangements throughout 2003 and should be read in the light of the proposals that will be put to this Meeting. As from the 2004 financial year onwards, we will disclose in our Annual Reports & Accounts our compliance with the Dutch Code, as well as the non-application of provisions and an explanation thereof.

After the Annual General Meeting, and subject to approval of the proposed changes of the NV Articles of Association as discussed below, and the approval of the PLC shareholders of the equivalent changes in the Articles of PLC, we can put fuller details of our governance arrangements on our web site.

Alterations to the Articles of Association
Please see the Appendix below for a comprehensive explanation of this proposal, which is mainly intended to incorporate a one-tier board comprising both executive directors and non-executive directors, to enable the shareholders’ meeting to override binding nominations for the appointment of directors and to alter the Articles of Association in order to modernise them and to bring them further into line with best practice.

It is proposed that:

a)	the Articles of Association of the Company be altered in agreement with the draft deed of alteration, prepared by civil law notary Mr. F.D. Rosendaal of De Brauw Blackstone Westbroek N.V., dated March 26, 2004. The proposed alterations to the Articles of Association, and also a version showing the proposed alterations as compared to the existing Articles of Association, are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at http://www.unilever.com/investorcentre as from 26 March 2004. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455;
b)	in connection with this alteration of the Articles of Association, any and all Directors of the Company, the Company Secretaries and Deputy Secretaries and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to apply for the required ministerial declaration of non-objection and to execute the notarial deed of alteration of the Articles of Association;

which resolutions will be adopted subject to the resolutions to alter the Articles of Association of Unilever PLC accordingly, which will be proposed to the Annual General Meeting of Shareholders of Unilever PLC on 12 May 2004, being adopted as well (resolution 27 of the notice for the PLC Annual General Meeting).

Agenda item 5
Pursuant to Article 21, para. 1, of the Articles of Association, all members of the Board of Directors resign each year. In accordance with Article 20, para. 2, of the Articles of Association, the meeting of the holders of ordinary shares numbered 1 to 2,400 inclusive has requested the appointment of eight members of the Board of Directors and has for the purpose thereof submitted a list of binding nominations.

With the exception of Mr CB Strauss who has expressed the wish to retire from the Board, the following members of the Board of Directors in office have been mentioned first on this nomination list:

5a A Burgmans
5b AC Butler
5c PJ Cescau
5d KB Dadiseth
5e NWA FitzGerald KBE
5f AR baron van Heemstra and
5g RHP Markham

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Proposals by the Board of Directors

The same Directors are also being proposed for re-election to the Board of Unilever PLC.

In addition, the following candidate has been mentioned first on the nomination list:

5h CJ van der Graaf

Mr Van der Graaf is not a member of the Board of Directors. He has been Business President Ice Cream and Frozen Foods Europe since 2001, prior to which he was Chief Executive Officer, Unilever Bestfoods Europe. He is aged 53 and joined Unilever in 1976. The intention is that he will succeed Mr PJ Cescau as Foods Director. He is also being proposed as a Director of Unilever PLC. Further biographical information can be found at www.unilever.com/company.

Mr Cescau will succeed Mr NWA FitzGerald as Chairman of Unilever PLC and Vice-Chairman of Unilever NV as Per 30 September 2004.

It is proposed that the persons whose names are mentioned first on the nomination list be appointed members of the Board of Directors and that, once the deed of alteration of the Articles of Association as referred to under agenda item 4 enters into effect, these persons shall be Executive Directors of the Company as referred to in Article 19.2 of the draft deed of alteration of the Articles of Association.

Agenda item 6
In the light of the proposals to alter the Articles of Association of the Company, it is proposed that the current Advisory Directors of the Company, with the exception of Senator George Mitchell who is retiring, be appointed as Non-Executive Directors of the Company as referred to in Article 19.2 of the deed of alteration of the Articles of Association. This appointment is to become effective as from the moment when the alteration of the Articles of Association enters into effect.

Subject therefore to the said alteration of the Articles of Association and in accordance with Article 20, para. 2 of the Articles of Association, the Meeting of the holders of ordinary shares numbered 1 to 2,400 inclusive has requested the appointment of nine Non-Executive Directors of the Board of Directors and has for the purpose thereof submitted a list of binding nominations. The following persons have been mentioned first on this nomination list:

6a The Rt Hon The Lord Brittan of Spennithorne QC DL
6b Baroness Chalker of Wallasey
6c B Collomb
6d Professor W Dik
6e O Fanjul
6f CX Gonzalez
6g H Kopper
6h The Lord Simon of Highbury CBE
6i J van der Veer

The persons on this list are all Advisory Directors. They were selected for their broad experience, independence and international outlook, and they have acquired a considerable knowledge of Unilever. They have already performed many of the functions of non-executive directors and their election would ensure an important measure of continuity. Biographical details concerning each of the Advisory Directors proposed for election can be found on page 23 of Unilever's Annual Review 2003 and on page 54 (page 52 in the English version) of the Unilever Report and Accounts 2003 and Form 20-F, copies of which are available on Unilever's website at www.unilever.com/investorcentre.

The Board has determined that, in its judgement, all the Advisory Directors proposed will be independent Non-Executive Directors.

The same persons are also being proposed for election as Non-Executive Directors of Unilever PLC.

It is proposed that the persons whose names are mentioned first on the nomination list be appointed Non-Executive Directors with effect from the date when the alteration of the Articles of Association referred to under agenda item 4 enters into effect.

Agenda item 7
It is proposed that the General Meeting of Shareholders determines an amount which shall be the maximum aggregate amount available for the remuneration of all Non-Executive Directors in a financial year. With due observance of this maximum amount, the Board of Directors shall then determine the remuneration for each Non-Executive Director, whereby one or more Non-Executive Directors may receive a remuneration which is higher than the remuneration of the other Non-Executive Directors in connection with his or her other activities as a member of a committee and for the exercise of any other special tasks, with due observance of the total amount.

It is proposed that the total amount as referred to above be set at €800,000.

For your information, the Board plans to pay annual fees, partly in Euro and partly in Pound Sterling, in accordance with the following scale in 2004:

Non-Executive Directors:	€32,000	plus	£24,000
Board Committee Chairmen:	€38,000	plus	£29,000
Senior Independent Director:	€48,000	plus	£36,000

An additional attendance allowance, of £5,000 per meeting, will be paid to Non-Executive Directors who have to travel to meetings from outside Europe.

In practice, some of the Non-Executive Directors will receive their actual remuneration from NV and the others will receive their remuneration from PLC.

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Agenda item 8
Pursuant to Article 37, para. 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that PricewaterhouseCoopers N.V., Rotterdam, be appointed to audit the Annual Accounts for the 2004 financial year. This corporate body includes experts as referred to in Article 393 of Book 2 of the Netherlands Civil Code.

Agenda item 9
It is proposed that the Board of Directors be designated as the sole corporate body which is authorised until 12 November 2005:

a)	to resolve on the issue of – or on the granting of rights to subscribe for – all shares not yet issued;
b)	to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of ordinary shares, on the understanding that (i) a complete restriction or exclusion of the pre-emption rights is possible if the issue takes place partly or wholly in return for a contribution other than in cash and that (ii) in cases where the issue takes place solely against payment in cash, restriction or exclusion of the pre-emption rights is only possible in the event of the issue of shares whose number to be issued between 12 May 2004 and 12 November 2005 has an aggregate nominal value of no more than € 22,500,000.

Agenda item 10
It is proposed that the Board of Directors be authorised until 12 November 2005 to cause the Company to buy in its own shares and depositary receipts therefore, within the limits set by law (10%), either through purchase on a stock exchange or otherwise, at a price lying between 10% above and 10% below the opening price quoted for shares or depositary receipts therefore of the relevant class on Euronext Amsterdam on the day of purchase or, failing such price, the last price previously quoted on the said stock exchange.

Agenda item 11
It is proposed that the Board of Directors be authorised for a period of five years to determine in the notice of a general meeting of shareholders a Registration Time for the exercise of the rights to attend the general meeting and to vote thereat. Holders of shares at the Registration Time shall have the right to attend the general meeting regardless of whether they hold the shares at the time of the general meeting. The Board of Directors will state the Registration Time in the notice of the general meeting and the way shareholders can register for a general meeting.

Rotterdam, 26 March 2004
The Board of Directors

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Information for Shareholders

Instructions for attendance
The Board of Directors has determined that those who (1) are registered on 5 May 2004, after processing of settlements on that date (the 'Registration Time') in one of the sub-registers as mentioned hereinafter and (2) have given notice, in accordance with the following, will have the right to attend the General Meeting of Shareholders on 12 May 2004 and to vote thereat.

Holders of bearer shares or sub-shares thereof

Registration
The sub-registers designated for holders of bearer shares or sub-shares thereof are administered by the banks and brokers which are affiliated (‘aangesloten instellingen’) with Necigef (‘Nederlands Centraal Instituut voor Giraal Effectenverkeer bv’) in Amsterdam, and indicate who is entitled to such shares at the Registration Time.

Notification
Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel may participate in the General Meeting and vote by proxy by filling in, signing and returning the form. Such notification will be regarded as valid if the form has been received by 5 May 2004 at 6.00 pm at the latest by Proxy Services, Antwoordnummer 55012, 3640 VB Mijdrecht, the Netherlands.

Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel and other holders of bearer shares, who wish to attend the General Meeting in person or appoint a representative other than the one indicated on the voting instruction form, must notify ABN AMRO Bank N.V. in Amsterdam, the Netherlands, in writing by 5 May 2004 at 6.00 pm at the latest, via the affiliated institution (‘aangesloten instelling’) in whose administration their shares are registered. The affiliated institution (‘aangesloten instelling’) will submit to ABN AMRO Bank N.V. a confirmation that such shares will be registered in its administration in the name of such holder up to and including the Registration Time. After receipt of the notification ABN AMRO Bank N.V. will send those holders an admission ticket.

Holders of bearer shares that are registered with banks or brokers other than affiliated institutions (‘aangesloten instellingen’) of Necigef, and who wish to attend the General Meeting in person or by a personally appointed representative, must notify ABN AMRO Bank N.V. via this bank or broker. For information about the procedures to be followed, banks and brokers may contact:

in Germany:
Dresdner Bank AG and Deutsche Bank AG in Frankfurt am Main;

in Switzerland:
UBS AG and Credit Suisse in Zürich.

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Holders of depositary receipts

Registration and Notification
For holders of depositary receipts for shares in Unilever N.V. issued by N.V. Nederlandsch Administratie- en Trustkantoor (‘Nedamtrust’) in Amsterdam, the instructions under ‘Holders of bearer shares or sub-shares thereof’ above apply, subject to the statements below.

Automatic entitlement to proxy
Holders of depositary receipts or their appointed representatives who attend the Meeting in person will at the entrance to the meeting automatically receive from Nedamtrust a proxy to vote in respect of the shares for which the depositary receipts have been issued in accordance with the conditions of administration of these depositary receipts. Other than in previous years the holders of said depositary receipts or their appointed representatives who attend the Meeting will no longer have to request a proxy to vote in order to receive one.

Holders of registered shares

Registration
The sub-register, designated for holders of registered shares, is the share-register of Unilever N.V., which is maintained on its behalf by N.V. Algemeen Nederlands Trustkantoor ANT of Amsterdam, and which indicates who are the holders of registered shares at the Registration Time.

Notification
Holders of registered shares will receive a voting instruction form. They may participate in the General Meeting and vote by proxy by filling in, signing and returning the form to N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, 1017 BZ Amsterdam, the Netherlands. For such notification to be valid, the form must be received on 5 May 2004 at 6.00pm at the latest by N.V. Algemeen Nederlands Trustkantoor ANT.

If holders of registered shares wish to attend the General Meeting in person or appoint a representative other than indicated on the voting instruction form, they must notify N.V. Algemeen Nederlands Trustkantoor ANT in writing by 5 May 2004 at 6.00 pm at the latest. After receipt of such notification, N.V. Algemeen Nederlands Trustkantoor ANT will send the holders an admission ticket.

Powers of attorney

Holders of registered shares
Holders of registered shares who wish to have themselves represented at the meeting by a proxy appointed by them must register in accordance with what is stated above and also deposit a written power of attorney that must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 5 May 2004 at 6.00 pm.

Holders of bearer shares or sub-shares thereof and holders of depositary receipts
Holders of bearer shares or sub-shares thereof and holders of depositary receipts who do not make use of voting instruction forms and who wish to have themselves represented at the Meeting by a proxy appointed by them, must register in accordance with what is stated above and also deposit a written power of attorney, either as a separate document or by using the bottom portion of the certificate of deposit, which must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 5 May 2004 at 6.00 pm.

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Appendix - Notice of Annual General Meeting 2004

Agenda item 4 Corporate Governance and alterations to the Articles of Association

Background
Unilever has always aspired to the highest standards of corporate governance. As indicated in previous communications, recent developments in this area have led us to conclude that a review of our governance arrangements was appropriate. This review considered developments in the regulatory environment in those countries which are most relevant to Unilever, i.e. the Netherlands (Dutch Corporate Governance Code), the United Kingdom (new Combined Code) and the United States of America (Sarbanes-Oxley). The results of this review are now reflected in the proposal that we are pleased to submit to the General Meeting of Shareholders.

A vital factor in the arrangements between Unilever N.V. (‘NV’) and Unilever PLC (‘PLC’) is that they have the same Directors. For a long time the concept of the non-executive director was not a standard feature of corporate governance in the Netherlands and the supervisory board, which is the norm in the Netherlands, is unknown in the United Kingdom. In consequence, Unilever has for many years had a panel of Advisory Directors who have provided a strong independent element within the Boards of NV and PLC and have performed many of the functions of non-executive or supervisory directors. Their position is provided for in the Articles of Association of both companies.

Following our review over the last year of our corporate governance arrangements, we propose that henceforth both NV and PLC will incorporate into their governance structure a one-tier board. This one-tier board is to comprise the current Directors of the companies as Executive Directors and in addition to them Non-Executive Directors who replace our Advisory Directors. This change has become feasible because, in the light of developments in this area in the Netherlands, it is both possible and practicable to incorporate a one-tier board in the Articles of Association of NV. Specific reference is made to the Dutch Corporate Governance Code, which provides for principles and best practice provisions regarding one-tier boards, and to the developments relating to the European Company, which will be allowed to opt for either a one-tier or a two-tier structure, also in the Netherlands. A public limited company such as NV can adopt a one-tier board structure which will allow it to be efficiently managed and properly supervised.

The establishment of a one-tier board in both NV and PLC requires an alteration of the Articles of Association of both companies. This alteration will be proposed to the Annual General Meetings of both NV and PLC to be held on 12 May 2004.

In connection with the proposed alteration to the Articles of Association of NV, the Board of NV proposes certain other alterations of the Articles to its shareholders. These are mainly intended to modernise the Articles and to bring them further into line with best practice.

Since it is clearly essential that NV’s and PLC’s Articles remain aligned, the changes to NV’s Articles are conditional on the making of the changes to PLC’s Articles (i.e. Resolution 27 on the PLC agenda for the Annual General Meeting of 12 May 2004). The alterations to the NV Articles of Association are outlined below in general terms. A complete text version of the alterations and also a version which shows the proposed alterations compared to the existing Articles of Association are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at http://www.unilever.com/investorcentre as from 26 March 2004. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

References to the Articles by number below relate to the Articles as numbered in the draft deed of alteration.

Alterations to the Articles of Association

Board Structure
The one-tier board
It is proposed that NV will have a one-tier board, comprising Executive Directors and Non-Executive Directors (Article 19.2). The number of Directors is determined by the Board (Article 19.4). It is intended that the majority of the Board will consist of Non-Executive Directors.

Each of the Executive and Non-Executive Directors is responsible for the fulfilment of the obligations of the Board as a whole, taking into account their respective functions. Every Director may request that an issue relevant to the Board as a whole is discussed by the Board and that no action will be taken until the Board has decided in relation thereto. The Board is responsible for the overall conduct of NV and the Unilever Group and shall have the powers, authorities and duties vested in it by law.

The Board has final responsibility for the management, direction and performance of the Company and its business.

Executive Directors and Executive Committee
Article 23 provides that the Executive Directors are responsible for the operational management of the Company (Article 23.3) and that the Board includes an Executive Committee, consisting of all Executive Directors and, if the Board of Directors so determines, of one or more other persons not being directors of the Company. The majority of the members of the Executive Committee shall always consist of Executive Directors.

The Executive Committee is entrusted with the operational management of the Company and the business enterprise connected therewith. The Executive Committee is furthermore responsible for the preparation of the decision making process of the Board. It prepares the exercise of all powers by the Board, unless the Board has established another committee to do so or decides otherwise. The Executive Committee is also responsible for the implementation of the decisions and other acts by the Board, unless again the Board has established another committee to do so or decides otherwise. The Board may confer other responsibilities on the Executive Committee.

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The Executive Committee shall provide the Non-Executive Directors with all information which is required for the exercise of their duties (Article 23.6).

Non-Executive Directors
As regards the operational management of the Company, the Non-Executive Directors perform a supervisory function. The Non-Executive Directors shall supervise the policies of the Executive Committee and the general affairs of the Company and shall be entrusted with such other duties as shall be determined by or pursuant to the Articles of Association (Article 23.4). In the execution of their duties and obligations as Directors, taking into account the nature of their role and recognising that it is not a day-to-day involvement but a periodic and supervisory role, the Non-Executive Directors shall assist in the development of strategy and monitor performance of the Company and the management.

The Non-Executive Directors shall perform functions which are very much like those of supervisory directors in a company with a two-tier board structure. Therefore it is provided that only natural persons can be appointed as Non-Executive Directors (Article 19.3) and that Non-Executive Directors will not be empowered to represent the Company (Article 24).

Remuneration of Non-Executive Directors
It is proposed that the General Meeting of Shareholders determines a total amount available for the remuneration of the Non-Executive Directors. The Board will then decide on the actual remuneration to be paid to each individual Non-Executive Director, taking into account the fact that some of the Executive Directors will chair Board committees and that one of them is expected to act as Senior Independent Director.

For your information, the Board plans to pay annual fees, partly in Euro and partly in Pound Sterling, in accordance with the following scale in 2004:

Non-Executive Directors:	€32,000	plus	£24,000
Board Committee Chairmen:	€38,000	plus	£29,000
Senior Independent Director:	€48,000	plus	£36,000

An additional attendance allowance, of £5,000 per meeting, will be paid to Non-Executive Directors who have to travel to meetings from outside Europe.

Half of the Non-Executive Directors will be paid by PLC and half by NV.

The Remuneration Committee believes that these fees are justified in the light of the responsibilities carried by non-executive directors and in view of the need to attract and retain non-executive directors of appropriate calibre and standing.

Discharge of the Executive Directors and the Non-Executive Directors
The Articles will no longer state that approval of the Annual Accounts shall constitute a discharge to the Board of Directors for its management, since this is no longer allowed under Dutch law and NV already tables the relevant resolutions separately at the AGM. To further amplify the distinction between Executive and Non-Executive Directors, it is proposed that the Articles will state that the discharge of Executive and Non-Executive Directors will be dealt with as separate agenda items in the Annual General Meetings (Article 34.3).

Nomination of Directors
Unity of management is essential to Unilever’s constitution and is achieved through having the same Directors on the Boards of NV and PLC. Appointments to the Boards are therefore made on the basis of binding nominations, drawn up by the Nomination Committee. The interests of shareholders are protected because all the Directors submit themselves for election every year and shareholders can remove each or all of them by a simple majority vote. Thus, as a practical matter, the Board cannot perpetuate itself contrary to the will of the shareholders.

Until now, it has not been possible for the NV shareholders to overrule binding nominations for the appointment of Directors of NV. It is proposed to alter the relevant provisions in the NV Articles in order to provide that a nomination for the appointment of a Director can be overruled by the shareholders meeting if it is so decided by a two-thirds majority of the votes cast representing more than one-half of the issued capital (Article 19.5). Thus, NV will give up a feature which has been embedded in its governance since 1927 and which was based on the Netherlands Civil Code applicable in that year, and the nomination arrangements of NV and PLC will be further aligned.

We propose that the ties between NV and PLC be reinforced by confirming in the Articles of Association of both Companies that candidates thus nominated for election as Directors of NV must have offered themselves for election to the Board of PLC, and vice versa. This has always been our practice.

Should a binding nomination be overruled, a new General Meeting shall be convened at which a new Director may be appointed by a simple majority of the votes cast.

A substantial part of the votes cast at the NV General Meetings are actually cast outside the Meeting by shareholders who give a voting instruction to an appointed representative (‘stemmen op afstand’). It is therefore important that candidates for Board appointments are made known to the shareholders in the agenda of a Meeting. This is ensured by Article 19.6.

Annual resignation
It is proposed that both Executive Directors and Non-Executive Directors shall resign each year (Article 20.1), in line with the current provisions for Directors in the Articles of Association.

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Appendix - Notice of Annual General Meeting 2004

However, the situation should be avoided in which the Company is left without Directors. In theory, this could occur in the event that all Directors were to resign but no new Directors were to be appointed. To avoid this theoretical but unlikely possibility, we propose that the NV Articles provide for the annual resignation of all Executive Directors at the moment when the General Meeting appoints at least one Executive Director and, by the same token, that the Non-Executive Directors shall resign each year at the moment when the General Meeting appoints at least one Non-Executive Director.

Thus, despite the fact that in principle the whole Board resigns every year, the Company is protected from having to do without a Board of Directors. It goes without saying that in the event that the General Meeting did not appoint any Executive or Non-Executive Director, the duty of the Executive and Non-Executive Directors who then remain in office would be to present to the General Meeting, as soon as possible, a list of candidates whom the General Meeting may be expected to find qualified and fit to perform the functions of Executive and Non-Executive Directors of the Company.

The provision that the General Meeting may, at any time, remove any Director has remained unchanged (Article 20.2). Added thereto, in accordance with the law, is the provision that the General Meeting may also resolve, at any time, to suspend a Director.

Absence of Directors
In the theoretical but unlikely situation that the Company would be left without Directors, Article 23.8 provides that the Secretary or Secretaries are temporarily entrusted with the management of the Company until the vacancies have been filled. In such a case, the Secretaries or Secretary would as soon as possible take the necessary action for the appointment of new Directors. The position of the Secretaries are provided for in the Articles of Association (see below).

Other Board Committees
Article 23.5 explicitly provides that the Board may establish other committees as it feels necessary. These committees may consist of one or more Directors or other persons. The Board appoints the committee’s members and determines its tasks. The Board may at any time change the composition of a committee. Examples of Board Committees are the Audit Committee, the Remuneration Committee and the Nomination Committee, which the Company has had for many years.

Regulations
Article 26 explicitly states that the Board of Directors may adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition of the Board, the duties and organisation of committees and any other matters concerning the Board of Directors and the committees established by the Board of Directors. It is intended that such regulations, which for instance determine the remit of the main Board Committees, be published on the Company’s website.

Advisory Directors
We propose that all references to the Advisory Directors be removed, as these will have become redundant.

Conflict of interests
Article 24.6 proposes that if an Executive Director is acting in a personal capacity when entering into an agreement with the Company, or when conducting any litigation against the Company, the Company may not be represented by him but by the other Executive Directors, unless the General Meeting appoints a person for that purpose to represent the Company Non-Executive Directors are not authorised to represent the company (Article 24).

Modernisation of the articles
Wording
We propose to modernise the wording of the Articles, for example by updating the objects of the Company (Article 2), including a list of definitions (Articles 3 and 4) and by inserting headings above each Article. The proposed technical amendment of Article 6.2 reflects the legal requirement that if the Company buys its own shares for the purpose of transferring them to employees, for instance under stock option plans, this must relate to shares that are traded on a stock exchange.

Duration of the Company
We propose to remove the current Article 3 on the duration of the Company as this is superfluous in the light of Section 17, Book 2 of the Netherlands Civil Code, which now states that companies are incorporated for an indefinite period of time.

Community of property of shares or depositary receipts
We propose to modernise the relevant provisions in accordance with Dutch practice (Article 8).

Chairman and Vice-Chairman of the Board, Board Meetings
We propose to amend the provisions on the Chairman and the Vice-Chairman of the Board of Directors and Meetings of the Board (Articles 21 and 22), solely in order to make the provisions more readable.

Secretary
The Articles of NV at this moment already provide for Secretaries to the Company. It is proposed that these provisions also be amended to improve their readability (Article 25).

Rights of shareholders to table resolutions
It is proposed that the Articles explicitly state that one or more holders of 1% of the issued capital of the Company or holders of shares with a total market value as provided for by law are entitled to request the Board to put an item on the agenda of the AGM, unless there is an important interest of the Company at stake which prohibits such proposal from being put on the agenda (Article 28.5). This provision is also included in draft legislation which is expected to become effective in the second half of 2004.

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Record date; voting by shareholders
It is important for Unilever that our shareholders can vote on their shares, either in the General Meeting or outside the Meeting, either in person or when represented by proxy. To facilitate remote voting (‘stemmen op afstand’) and the use of the Shareholder Communication Channel, it is current practice within Unilever that the General Meeting each year grants the Board an authorisation to determine in the notice of a General Meeting a Registration Time for the exercise of rights to attend the Meeting and vote on shares. We propose that this authorisation be laid down in the NV Articles, thereby fully using the facility of Section 119, Book 2 of the Netherlands Civil Code (Article 29.1).

Proxies to attend the General Meetings and exercise voting rights
When shareholders appoint a proxy to represent them at a General Meeting, the Company needs to check whether the proxy has been validly granted. In order for the Board to be able to do so, it is proposed to explicitly state in the NV Articles that the proxy must be submitted to the Company no later than on a date mentioned in the convocation for the meeting (Article 29.5). This is standard Dutch practice. There will be no need to apply this clause to Nedamtrust when it automatically grants a proxy to holders of Nedamtrust certificates who attend the Meeting either in person or by an appointed representative.

Place of the General Meetings of Shareholders
It is proposed that the Articles will allow shareholders meetings to be held outside of Rotterdam or Vlaardingen, mainly to provide for the situation that due to unforeseen circumstances it is practically impossible to hold a meeting at the regular venue (Article 28.1, allowing meetings in the larger Dutch municipalities). The Board of Directors does not intend to make use of these possibilities, except where this is absolutely necessary in order to guarantee an orderly meeting.

Voting in General Meetings
As from the AGM 2004, the Company will be able to provide shareholders in the Annual General Meeting with electronic voting facilities. In order to ensure maximum flexibility, for example in the event of a breakdown of the electronic system, it is proposed that the Articles state that the Chairman of the Meeting may determine the method of voting (Article 32.2).

Chairman of the General Meeting
The provisions on the Chairman of the General Meeting are to be simplified as some of them are redundant (Article 31).

Profits and surplus assets in case of liquidation
The proposed Article 38.8 now makes explicit the rule which already exists for NV, viz. that profits remaining after the provisions on additions to reserves and payment of the dividends on the NV preference shares have been complied with shall be distributed to the holders of the NV ordinary shares. The proposed Article 45.8 determines that whatever remains after winding up of the Company shall be distributed to the holders of the NV ordinary shares. Both alterations do not have any material effect and are being made for reasons of completeness and to improve the readability of the Articles.

Transitional Provisions
The transitional provisions at the end of the current Articles are to be modernised to the extent that certain of the provisions are no longer relevant due to lapse of time.

Additional information
The changes to the Articles of Association are only a part, albeit an important, formal part, of the changes to Unilever’s corporate governance arrangements arising from the Board’s review. We have paid close attention to the recent and indeed ongoing changes in the Netherlands, the United Kingdom and the United States of America. During the course of 2004, we will be responding to as many of them as we are able, given the structure of the Unilever Group.

We will, of course, be reporting to you on these changes in the Annual Report and Accounts for 2004. In particular, we will be reporting on our compliance with the Dutch Corporate Governance Code. In the meantime, after the Annual General Meeting, and subject to your approval of these changes of our Articles, and the approval of the PLC shareholders for the equivalent changes in the Articles of PLC, we can publish fuller details of our governance arrangements on our website.

Assuming that the resolution put to you at the AGM is approved, we can already confirm the following key points:

•	our intention is to have a majority of independent Non-Executive Directors on the Board;
•	all the Non-Executive Directors on the Audit, Nomination and Remuneration Committees will be independent;
•	all Directors, both Executive and Non-Executive, will offer themselves for re-election every year, in order to provide the highest level of accountability;
•	all Directors will continue to be removable by a simple majority vote of shareholders;
•	the Non-Executive Directors will elect a Senior Independent Director;
•	the Nomination Committee will take oversight responsibility for corporate governance;
•	there will be a clear, detailed allocation of responsibilities between the Board as a whole and the Executive Committee.

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For more information: www.unilever.com

Unilever N.V.
Weena 455, P.O. Box 760
3000 DK Rotterdam

T	+31 (0)10 217 4000
F	+31 (0)10 217 4798